Exhibit 99.1

The9 Limited Announces Repricing and Vesting Acceleration of Stock Options

Shanghai, June 9, 2017 – The9 Limited (the “Company” or “The9”) (NASDAQ: NCTY), an online game operator, today announced that effective on June 8, 2017 (the “Effective Date”), its board of directors has repriced and accelerated the vesting of stock options to purchase a total of 17,135,200 ordinary shares, par value US$0.01 each, of the Company (the “Shares”), which were previously awarded to certain directors and employees (the “Grantees”) under the Company’s 2004 Stock Option Plan, as amended (the “Plan”). In exchange therefor, such Grantees have agreed to the cancellation of stock options to purchase 10,806,667 Shares and have immediately exercised the balance of stock options to acquire a total of 6,328,533 American depositary shares, each representing one Share, which have been determined by an independent appraisal firm to have the same fair value as the stock options subject to repricing and acceleration. The ADSs acquired will be subject to a six-month lock-up period commencing from the date of acquisition. The decision to reprice and accelerate the vesting of the stock options outstanding under the Company’s Plan was intended to lower future reported compensation expense. Immediately upon the exercise of the above-said stock options, the total number of outstanding Shares of the Company increased to 55,244,034.

About The9 Limited

The9 Limited is an online game developer and operator in China. The9 develops and/or operates, directly or through its affiliates, its proprietary mobile games and web games, including CrossFire new mobile game, Audition AR and Soul Awake. The9’s joint venture has also obtained an exclusive license for publishing and operating CrossFire 2, which is under development by a third-party game developer, in China. The9 also engages in mobile advertising and mobile app education businesses.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about The9’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, political and economic policies of the Chinese government, the laws and regulations governing the online game industry, information disseminated over the Internet and Internet content providers in China, intensified government regulation of Internet cafes, The9’s ability to retain existing players and attract new players, The9’s ability to license, develop or acquire additional online games that are appealing to users, The9’s ability to anticipate and adapt to changing consumer preferences and respond to competitive market conditions, and other risks and uncertainties outlined in The9’s filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F. The9 does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For further information, please contact:

Ms. Connie Sun

Investor Relations Manager

The9 Limited

Tel: +86 (21) 5172-9990

Email: IR@corp.the9.com

Website: http://www.corp.the9.com/

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